SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2003

Crayfish Co., Ltd.

(Translation of registrants name into English)

9F, Ikebukuro Park Bldg.
2-49-7 Minami Ikebukuro
Toshima-Ku
Tokyo 171-0022
Japan

(Address of principal executive offices)

Commission File Number 0-30530

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]            Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Note: Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrants “home country”;), or under the rules of the home country exchange on which the registrants securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrants security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]             No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Information furnished on this form:

1.	Presentation of Financial Results for 3Q.FY2003 as delivered during previously announced investor conference call on August 12, 2003.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crayfish Co., Ltd. (Registrant)

By	/s/ Kazuhiko Muraki (Signature)
Kazuhiko Muraki President and Representative Director

Date: August 12, 2003

Financial Results for 3Q.FY2003 Crayfish Co., Ltd. August 12, 2003

Safe Harbor This release contains forward-looking statements based upon the Company's current expectations, assumptions, estimates and projections about the Company's business and industry in light of the information currently available to it. To the extent that statements in this release do not relate strictly to historical or current facts, they may constitute forward-looking statements. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. The Company's actual actions or results may differ materially from those discussed in any forward-looking statement as a result of known and unknown risks, uncertainties and other factors. Important risks and factors that could cause the Company's actual actions or results to differ materially from its expectations are generally discussed in the Company's annual report on form 20-F and other filings with the U.S. Securities and Exchange Commission. Such risks and factors include, without limitation: that the Company may be unable to retain existing customers or expand the size of its customer base, that it may be unable to develop an effective marketing channel, that its business may be negatively affected by the performance of third parties to whom the Company outsources its operations, that any new businesses it may enter may not prove successful, that it may delist or be subject to delisting of its shares in Japan or its ADRs in the United States, and the outcome of securities class action litigation against the Company. The Company undertakes no obligation to publicly update any forward-looking statement after the date of this presentation, but investors are advised to consult any further disclosures by the Company in its subsequent filings^ pursuant to the Securities Exchange Act of 1934.

Part I^Financial Results for 3Q.FY2003 Part II Mid-Long Term Business Strategy Contents

Part I Financial Results for 3Q. FY2003 Presented by Chief Financial Officer Fumio Komatsubara

Summary of Balance Sheets (In Million Yen) FY2003.3Q (As of June 30, 2003) (Unaudited) FY2002.3Q (As of June 30, 2002) (Unaudited) FY2002 (As of September 30, 2002) (Audited) Current Assets 17,358 16,434 16,709 ^ Other Assets 27 244 206 Total Assets 17,385 16,678 16,915 Current Liabilities 974 168 198 Long-term Liabilities - - - Total Liabilities 974 169 198 Total Shareholder's Equity 16,411 16,509 16,716 Total Liabilities and Shareholder's Equity 17,385 16,678 16,914 ^Other Assets includes: Property and equipment, net of accumulated depreciation, Deposits paid for rental offices, Deposits paid for rental offices due from related parties and Other assets

Summary of Statements of Income(Unaudited) FY2003.3Q ('03/4~'03/6) FY2003.2Q ('03/1~'03/3) FY2002.3Q ('02/4~'02/6) ^Revenue 403 436 636 Gross Profit 256 275 498 SG&A Expense 118 126 198 Income from Operations 135 140 286 Income before provisions for income tax (642) 147 279 Net (loss) income (642) 147 278 (In Million Yen) ^Revenue of the unaudited condensed statements of income prepared for for FY2003.3Q is consisted: Revenue from third parties, and Revenue from related parties. The sum of revenues are shown in this summary.

(In Million Yen) Revenue 00/12 37259 37262 ^^? 735 636 543 465 436 403 ^?^ FY2003 2Q ( Jan.2002- Mar.2002) 3Q (Apr.2002- Jun.2002) 4Q (Jul.2002- Sep.2002) FY2003 1Q (Oct. 2002- Dec.2002) 2Q ( Jan.2003- Mar.2003) (In Million Yen) 3Q ( Apr.2003- Jun.2003)

Cost of Revenue

Crayfish

(In Million Yen)


400
350
300
250
200
150
100
50
0
164
138
156
138
162
147
2Q (Jan.2002-Mar.2002)
3Q (Apr.2002-Jun.2002)
4Q (Jul.2002-Sep.2002)
FY2003
1Q (Oct. 2002-Dec.2002)
2Q (Jan.2003-Mar.2003)
3Q (Apr.2003-Jun.2003)

©Crayfish Co., Ltd.2003 All Rights Reserved.

Page:8

Crayfish

SG&A Expense

(In Million Yen)


300
250
200
150
100
50
0
256
198
147
107
126
118
2Q
(Jan.2002-
Mar.2002)
3Q
(Apr.2002-
Jun.2002)
4Q
(Jul.2002-
Sep.2002)
FY2003
1Q
(Oct. 2002-
Dec.2002)
2Q
(Jan.2003-
Mar.2003)
3Q
(Apr.2003-
Jun.2003)

©Crayfish Co., Ltd.2003 All Rights Reserved.
Page:9

Net (loss) income

(In Million Yen)
(In Million Yen)


400
200
0
-200
-400
-600
-800
279
280
207
185
147
-642
2Q (Jan.2002- Mar.2002)
3Q (Apr.2002- Jun.2002)
4Q (Jul.2002- Sep.2002)
FY2003
1Q (Oct. 2002- Dec.2002)
2Q (Jan.2003- Mar.2003)
3Q (Apr.2003- Jun.2003)

©Crayfish Co., Ltd. 2003 All Rights Reserved.
Page:10

Summary of Statements of Cash Flow (In Million Yen) FY2002.4Q (Jul.2002-Sept.2002) FY2003.1Q (Oct. 2002-Dec.2002) FY2003.2Q (Jan.2003-Mar.2003) FY2003.3Q (Apr.2003-Jun.2003) Net cash (used in ) provided by operating activities 276 170 137 (597) Net cash (used in ) provided by investing activities 5 86 22 12 Net cash (used in ) provided by financing activities 16 4 0.4 - Net increase (decrease ) in cash and cash equivalents 297 259 160 (585)

Earnings^projection FY2003.3Q (Apr.2003-Jun.2003) FY2003.4Q (Jul.2003-Sept.2003) Earnings projection Ratio Revenue 402 400 (0.5%) Ordinary income 141 84 (40.4%) Net (loss) income 153 76 (50.3%) (In Million Yen) FY2002 (Oct.2001-Sept.2002) FY2003 (Oct.2002-Sept.2003) Earnings projection Ratio Revenue 2,939 1,700 (42.2%) Ordinary income 1,445 580 (59.9%) Net (loss) income 1,337 (240) - Japan GAAP

Part II Mid-Long Term Business Strategy Presented by Chief Executive Officer Kazuhiko Muraki

Topics of 3Q FY2003 Settlement of US class action Proposal for special cash dividend Proposal to de-list ADRs from NASDAQ Focus on Japanese market

The U.S. Class Action June 7, 2000-U.S. Class Action settlement Avoid burden and uncertainty Avoid further cost Eliminate certain concerns re management decisions Settlement for approximately USD six million

Cash dividend in connection with capital reduction June 20, 2003-Propose cash dividend in connection with capital reduction Return surplus assets to shareholders Enhance financial efficiency Modify assets scale to fit business Capital Reduction of approximately JPY one hundred forty million

Consideration to de-list from the U.S. NASDAQ Market Concentrate management resources on Japanese market Avoid future cost De-list from the U.S. NASDAQ Market

Corporate Strategy Market a wide array of IT Products and Services Corporate vision Corporate policy Highly efficient small-group structure Minimum R&D cost and inventory^emphasis on cash flow Powerful group relations Maintain profits by stabilizing server business Boost profits by expanding software business Boost profits by expanding Internet advertising space business Corporate Strategy

Group Relation Sales network to individuals Sales network to companies Mobile Phone Dept. Telemarketing Dept. Internet Dept. Office Equipment Dept. Telemarketing Dept. New products Servers Software Advertising spaces Individual Users Corporate Users Supplier Product planning Sales User 880 Employees 470 Stores 60 Employees 990 Employees 10,000 rental server Customers 60 Employees

3Q/FY02-03 sales by business FY2002 3Q (2002^April~2002^June) (FY2002 3Q sales by business) Server business Software business Internet advertising business others FY2003Q1 329487229 39323000 25367241 7860398 FY2003 3Q (2003^April~2003^June) Stabilize profits by expanding businesses Server business 329,487 thousand JPY Software business 39,323 thousand JPY Internet advertising business 25,367 thousand JPY Other 7,860 thousand JPY Server business

Sales of Server business 2002 Sep. Nov. Dec. 2003 Jan. Feb. Mar. Apr. May Jun. Sales and gross profits Stabilize profits by improved service and discount plan Introduce new DESKWING service plan

DISKWING customers DISKWING customers Reduction rate(%) 5.78 6.65 5.82 5.65 6.25 4.22 3.72 3.41 3.01 2.87 2.31 Decreased rate of reduction Introduction of new DESKWING service plan 03 Apr 03 May 03 June 02 July 02 Aug 02 Sept 02 Oct 02 Nov 02 Dec 03 Jan 03 Feb 03 Mar

Software business

Sales and Gross profit


(Thousand JPY)
Increase sales by seasonal order
Begin test marketing
50,000
40,000
30,000
20,000
10,000
0
Sales
Gross Profit

	2002 Oct.	Nov.	Dec.	2003 Jan.	Feb.	Mar.	Apr.	May	Jun.
Sales	2,800	4,375	12,285	10,150	21,820	44,970	16,450	5,373	17,500
Gross Profit	625	1275	4,117	3,770	3,909	8,672	7,966	1,786	9,000

Current Condition

- Achieve total sales of 33 million JPY in 3Q FY2002
- Achieve high gross profit margin

Objective

- Increase sales of current products
- Introduce new products to fit market needs

Boost Sales and Profits

© Crayfish Co., Ltd. 2003 All Rights Reserved.
Page:23

Internet Advertising Space Sales Sales and Profits 2003 Apr. May Jun. (Thousand JPY) (number of partners) Increase sales by increasing partners Increase sales by expanding internet advertising space partners Objective ^Increase partners to offer customers greater advertising options ^Increase sales by marketing Current Condition ^Increased sales through greater use of partners' advertising space ^Sales increased 29 times from April to June ^Gross Profits increased 8 times from April to June

Corporate policy summary by business ^^^^^^Decrease cancellations ^^^^^^Increase revenues per subscriber ^^^^^^Supply products using powerful group sales network ^^^^^^Offer more products ^^^^^^Increase partners ^^^^^^Increase customers Software Business Internet Advertising Space Business Sever Business

Crayfish Vision for FY2003 Internet Advertising Space Server Market a wide array of IT products and services Use synergies with Hikari Tsushin group companies to boost sales 2. Maintain stable revenues and profits Software

Thank You. Crayfish Co., Ltd. Inquiries to: Investor Relations Department 81-3-5957-0644/0695